14047036

RW 3/11/14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING RECEIVED FEB 28 2014 WASH, DC 193

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40875

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 There under

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A.REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: L.O. Thomas & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2106 New Road, Suite A - 6
(No. and Street)

Linwood, New Jersey 08221
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John W. Risley, Jr. 609-927-4044
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report1

John Scrudato CPA

(Name - *if individual, state last, first, middle name*)

7 Valley View Drive, Califon, New Jersey 07830
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John W. Risley, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of L.O. Thomas & Co. Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (1) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5***

L.O. THOMAS & CO., INC.

Financial Statements

For the Years Ended December 31, 2013 and 2012

(with Independent Auditor's Report thereon)

John Scrudato CPA
7 Valley View Drive
Califon, NJ 07830
908-534-0008

L.O. THOMAS & CO., INC.

Financial Statements

TABLE OF CONTENTS

John Scrudato CPA
7 Valley View Drive
Califon, New Jersey
908-534-0008

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholder's
of L.O. Thomas & Co., Inc.

We have audited the accompanying financial statements of L.O. Thomas & Co., Inc. (a New Jersey corporation), which comprise the statement of financial condition as of December 31, 2013 and 2012, and the related statements of income, changes in shareholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of L.O. Thomas & Co., Inc. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I (Computation of Net Capital Under Rule 15c3-1), II (Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption)), and III (Information for Possession or Control Requirements Under Rule 15c3-3 (exemption)) is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

CPA

Califon, New Jersey

February 21, 2014

L. O. Thomas & Co., Inc.
Statements of Financial Condition

ASSETS	December 31, 2013 (Audited)	December 31, 2012 (Audited)
CURRENT ASSETS		
Cash and Cash Equivalents	$17,781	$12,270
Commissions receivable	32,456	34,010
Prepaid Expenses	10,444	9,599
Total Current Assets	60,681	55,879
FIXED ASSETS, net	1,951	1,356
TOTAL ASSETS	$62,632	$57,235
LIABILITIES AND STOCKHOLDERS' EQUITY(DEFICIT)		
CURRENT LIABILITIES		
Accounts Payable and accrued expenses	$13,818	$12,264
Commissions Payable	25,725	25,731
Total Current Liabilities	39,543	37,995
LONG-TERM LIABILITIES	0	0
TOTAL LIABILITIES	39,543	37,995
STOCKHOLDER'S EQUITY		
Common Stock, no par value 1,000 shares authorized 100 issued and outstanding December 31, 2011 and 2010	30,000	30,000
Additional paid-in-capital	5,900	5,900
Accumulated Deficit	(12,812)	(16,660)
Total Stockholder's Equity	23,088	19,240
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$62,632	$57,235

"See accompanying notes to financial statements."

L. O. Thomas & Co., Inc.
Statements of Operations

	For the Years Ended December 31, 2013 (Audited)	For the Years Ended December 31, 2012 (Audited)
REVENUES		
Commissions	$1,384,865	$1,178,742
EXPENSES		
Commissions and clearing charges	1,041,132	923,318
Depreciation	790	408
Legal and Professional	11,485	10,100
Rent	21,600	21,600
Salaries, wages and benefits	39,300	34,400
Travel and Entertainment	893	1,190
General and Administrative	109,746	90,935
TOTAL OPERATING EXPENSES	1,224,946	1,081,951
INCOME (LOSS) FROM CONTINUING OPERATIONS	159,920	96,791
OTHER INCOME (EXPENSE):		
Interest Income	5	7
Interest Expense	0	0
NET OTHER INCOME (EXPENSE)	5	7
NET INCOME(LOSS)	$159,925	$96,798

"See accompanying notes to financial statements."

L. O. Thomas & Co., Inc.
Statements of Cash Flows

	For the Years Ended December 31, 2013 (Audited)	December 31, 2012 (Audited)
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$159,925	$96,798
Adjustments to reconcile net income (loss):		
Depreciation	790	408
Changes in assets and liabilities:		
(Increase)decrease in commissions receivable	1,554	35,232
(Increase)decrease in commissions payable	(6)	(28,993)
(Increase)decrease in prepaid expenses	(845)	(951)
Increase(decrease) in accounts payable and accrued expenses	1,555	(573)
Total cash flows from operating activities	162,973	101,921
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of fixed assets	(1,385)	(851)
Total cash flows from investing activities	(1,385)	(851)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Stockholder Distributions	(156,077)	(93,958)
Total cash flows from financing activities	(156,077)	(93,958)
Increase in cash and equivalents	5,511	7,112
Cash and cash equivalents at beginning of year	12,270	5,158
Cash and cash equivalents at end of year	$17,781	$12,270

"See accompanying notes to financial statements."

L. O. Thomas & Co., Inc.

Statements of Cash Flows (Continued)

	For the Years Ended December 31, 2013 (Audited)	December 31, 2012 (Audited)
CASH PAID DURING THE YEAR FOR:		
Interest Expense	$0	$523
Income taxes	$1,800	$1,000
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES		
Common stock issued for services	$0	$0

"See accompanying notes to financial statements."

L. O. Thomas & Co., Inc.
Statements of Stockholder's Equity
For the years ended December 31, 2013 and 2012
(Audited)

		Common Stock Shares	Amount	Additional Paid in Capital	Accumulated Deficit	Totals
Balance	**31-Dec-11**	100	$30,000	$5,900	($19,500)	$16,400
Distributions		0	0	0	(93,958)	(93,958)
Net Income for the year ended December 30, 2012		0	0	0	96,798	96,798
Balance	**31-Dec-12**	100	$30,000	$5,900	($16,660)	$19,240
Distributions		0	0	0	(156,077)	(156,077)
Net Income for the year ended December 30, 2013		0	0	0	159,925	159,925
Balance	**31-Dec-13**	100	$30,000	$5,900	($12,812)	$23,088

"See accompanying notes to financial statements."

L.O. Thomas & Co., Inc.

Notes to Financial Statements

As of December 31, 2013 and 2012

1. Organization and Summary of Significant Accounting Policies

a. ***Organization***

L.O. Thomas & Co. Inc. (the Company) is an introducing broker dealer registered with the Securities and Exchange Commission (SEC) , and Financial Industry Regulatory Authority (FINRA). The transactions are conducted on a fully disclosed basis with other broker-dealers. The Company operates under the exemptive provisions of Securities and Exchange Commission (SEC) Rule 15c3-3(k)(2)(ii).

The Company is registered and conducts business from their office located in Linwood, New Jersey, and they are registered in several other states. The Company's primary source of revenue is providing brokerage services to customers, who are predominately small and middle-market businesses and individuals.

b. **Basis of Accounting**

The financial statements are prepared on the accrual method of accounting, in accordance with generally accepted accounting principles, whereby revenues are recognized when earned and expenses are recognized when incurred.

c. ***Commissions***

The commission based revenue is recorded on a settlement date basis. Securities transactions, underlying the commissions, are also recorded on a settlement date basis.

d. ***Property, Computers, Equipment and Leasehold Improvements***

Property and equipment are stated at cost and are depreciated over their estimated useful lives. Depreciation is computed by using the straight-line method for financial reporting purposes and straight-line and accelerated methods for income tax purposes. Maintenance and repairs

1. Organization and Summary of Significant Accounting Policies (Continued)

are charged to expense as incurred. Expenditures for major renewals and betterments that extend the useful lives of the assets are capitalized. The cost and related accumulated depreciation of property and equipment retired or disposed of are removed from the accounts and the resulting gains or losses are reflected in income.

e. *Long-Lived Assets*

The Company evaluates the carrying value of long-lived assets in accordance with current standards which require that the assets be tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Historical performance and anticipated future results are considered in assessing potential impairment. When indicators of impairment are present, the recoverability of the carrying value of the assets in question is assessed based on the future undiscounted cash flows expected to result from their use. If the carrying value cannot be recovered, impairment losses would be recognized to the extent the carrying value exceeds fair value.

f. *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates.

g. *Income Taxes*

The .Company has elected S corporation status for both federal and state income tax purposes.

1. Organization and Summary of Significant Accounting Policies (Continued)

No provision for federal income taxes has been recorded in these financial statements because items of income and expense and credits are passed through to the stockholder.

h. *Fair Value of Financial Instruments*

The carrying amounts reflected in the balance sheets for cash approximate the respective fair values due to the short maturities of those instruments.

i. *Cash*

Cash includes all cash balances and consists of amounts held on deposit with financial institutions. The Company places its temporary cash investments with high credit quality financial institutions. At times such investments may be in excess of the federal deposit insurance corporation (FDIC) or securities investor protection corporation (SIPC) insurance limits. The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of temporary cash deposits.

j. *Concentration of Credit Risk*

Financial instruments that potentially subject the Company to concentration of credit risk consist of temporary cash investments. The Company places its temporary cash with financial institutions that are insured by the FDIC or SIPC.

k. Advertising Costs

The Company expenses all advertising costs in the period in which they are incurred. Advertising for December 31, 2013 and 2012 was $680 and $866, respectively.

1. Organization and Summary of Significant Accounting Policies (Continued)

1. Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

2. Fixed Assets and Depreciation

At December 31, 2013 and 2012 depreciable fixed assets consisted of the following:

	2013	2012
Office Equipment	$24,133	$22,748
Less: Accumulated Depreciation	(22,182)	(21,392)
Fixed Assets, Net	$1,951	$1,356

Depreciation expense was $790 in 2013 and $408 in 2012.

3. Impairment of Long-Lived Assets

Generally accepted accounting principles require that a single accounting model be used for long-lived assets to be disposed of by sale, and broadens the presentation of discontinued operations to include more disposal transactions. Additionally, impairment losses are to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. A review of such assets of the Company has not indicated any material effect on the Company's financial position or results of operations.

4. Concentrations

The Company's revenue is derived from commissions earned through clearing house contracts. The Company receives revenues from five companies resulting in revenues exceeding 10% of the Company's total revenues. Revenue earned from these companies for the year ended December 31, 2013 was $735,017 and for the year ended December 31, 2012 was $603,232, respectively.

Lease Obligations/Related Party

The Company leases its office from its sole stockholder under a month to month operating lease. The lease requires monthly payments of $1,800 with the lease to continue at the same rate on a year-to-year basis. The Company made lease payments of $21,600 and $21,600 to the stockholder during the years ended December 31, 2013 and 2012, respectively. It is anticipated that in the normal course of business, leases that expire will be renewed or replaced with similar leases.

5. Uncertain Tax Positions

The Company adopted the accounting pronouncement dealing with uncertain positions. Upon adoption of this accounting pronouncement, the Company had no unrecognized tax benefits at December 31, 2013, and no interest or penalties requiring recognition in the financial statements. The Company files tax returns in the U.S. federal tax jurisdiction and in various states.

Subsequent Events

Management has evaluated and reports no subsequent events through February 21, 2014, the date the financial statements were available to be issued.

6. Net Capital Requirements

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the SEC, which requires it to maintain a minimum net capital requirement of $5,000. As of December 31, 2013 and 2012 the Company's net capital was $10,694 and $8,285, respectively. This amount exceeded the minimum net capital requirement by $5.694 and $3,285, respectively.

L.O. Thomas & Co., Inc.

Computation of Net Capital Requirements Pursuant to Rule 15c3-1

December 31, 2013

Schedule I

	Focus Report December 31, 2013	Audited Financial Statements December 31, 2013	Change
Total Assets	$62,632	$62,632	$0
Less: Liabilities	39,543	39,543	0
Net Worth	23,089	23,089	0
Less: Non Allowable Assets			
Fixed Assets	1,951	1,951	0
Prepaid Expenses	10,444	10,444	0
Total Non-Allowable Assets	12,395	12,395	0
Tentative Net Capital	$10,694	$10,694	$0
Less:			
Haircuts	0	0	0
Net Capital	$10,694	$10,694	$0
Minimum Net Capital Required	5,000	5,000	
Excess Net Capital	$5,694	$5,694	

L.O. Thomas & Co., Inc.

Determination of Reserve Requirements

Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2013 and 2012

Schedule II

L. O, Thomas & Co. Inc. is exempt from the Reserve Requirements of Rule 15c3-3 (k) (2) (ii).*

L.O. Thomas & Co., Inc.

Information Relating to Possession of Control Requirements Under

Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2013 and 2012

Schedule III

L. O, Thomas & Co. Inc. is exempt from the Possession and Control Requirements of Rule 15c3-3 (k) (2) (ii).*

John Scrudato CPA
7 Valley View Drive
Califon, New Jersey
908-534-0008

SUPPLEMENTAL ACCOUNTANT'S REPORT ON INTERNAL CONTROLS

To the Stockholder of L.O. Thomas & Co., Inc.:

In planning and performing our audit of the financial statements of L.O. Thomas & Co., Inc. (the Company), as of and for the years ended December 31, 2013 and 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of Rule 15 c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

i. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17s-13

j. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related

costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such

purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board Members', management, the SEC Financial Industry Regulatory Authority (FINRA) and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

John Amodeo CPA

Califon, New Jersey
February 21, 2014

John Scrudato CPA
7 Valley View Drive
Califon, New Jersey
908-534-0008

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Stockholder of L.O. Thomas & Co., Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments {General Assessment Reconciliation (Form SIPC-7)} to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2013, which were agreed to by L.O. Thomas & Co., Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating L.O. Thomas & Co., Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC- 7). L.O. Thomas & Co., Inc.'s management is responsible for the L.O. Thomas & Co., Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.

2. Compared the amounts of the audited Form X-17A-5 for the year ended December 31, 2013 as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences, noting net differences in income and deductions of $4 more than what was

reported, resulting in the Company reporting less in deductions.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, utilizing their monthly clearing house reports,. noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers utilizing client prepared summary supporting the adjustments noting no differences.

We are not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we did not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Califon, New Jersey
February 21, 2014

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

040875 FINRA DEC
L O THOMAS & CO INC 11*11
LINWOOD COMMONS-STE A-6
2106 NEW RD
P O BOX 293
LINWOOD NJ 08221-1046

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

609-927-4044
John W. Risley, JR.

2. A. General Assessment (item 2e from page 2)		$ 337.33
B. Less payment made with SIPC-6 filed (exclude interest) 9/17/13 Date Paid		(204.97)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		132.36
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 132.36	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number)

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

L. O. Thomas & Co, Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President / CCO
(Title)

Dated the 20 day of February, 20 14

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ______
and ending ______

Eliminate cents

Item No.

Item	Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 728,244
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	656,626
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	1,384,870 —
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,249,938
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13 Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ ______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ______	
Enter the greater of line (i) or (ii)	
Total deductions	1,249,938 —
2d. SIPC Net Operating Revenues	$ 134,932
2e. General Assessment @ .0025	$ 337.33 (to page 1, line 2.A.)